Exhibit 99.2

Quarter Ended 30 September 2022

QUARTERLY CORPORATE UPDATE

VivoPower International PLC (NASDAQ: VVPR) (“VivoPower” or the “Company”) is pleased to present this quarterly corporate update on key financial and operational developments for the quarter ended 30 September 2022. All financial and other figures within this quarterly update are unaudited. See “Disclaimer” for additional information.

VivoPower

Group cash levels increased from $1.3m at June 30, 2022 to $3.0m at September 30, 2022 (excluding restricted cash balances, bank guarantee deposits and other cash equivalents). The Company’s cash position increased due to the sale of J.A. Martin’s ex-solar business and NDT Services (NDT) in July and a registered equity offering which closed in August.

The Company’s funding strategy is to:

a)	rebuild Kenshaw back to its full capacity and keep growing Aevitas’ Solar business, where their free cash flow can be used to fund growth for Tembo;

b)	divest the non-core Caret solar division, capitalising on increasing interest following the introduction of the Inflation Reduction Act in the United States; and

c)

secure non-dilutive funding, including but not limited to supply chain financing, purchase order funding, debtor funding as well as government grant and equity funding, including innovation and research & development (R&D) grants in the European Union. Post 30 September, the Group was able to secure some additional asset backed funding and also has progressed to an important checkpoint in the R&D grant submission with the European Union (EU).

Quarterly unaudited revenues during the first quarter of fiscal year 2023 were $4.2m, representing a 32% decrease compared to $6.2m for the previous corresponding quarter1. This was primarily attributable to unseasonal wet weather conditions in Australia (as a result of the La Niña weather phenomenon) delaying the ability to progress works on contracted solar projects as well as further declines in the Australian dollar versus the US dollar.

During the quarter, VivoPower’s leadership team has also been fortified with the promotions of Gary Challinor to Chief Operating Officer, Matthew Nestor to Global Head of Partnerships and Iain Folley to Financial Controller (Australasia) reflecting the strong results they delivered over the prior year. In addition, Jean Diego Banon joined as Head of Corporate Development, whilst Matthew Cahir concluded his role as President. Importantly, VivoPower has increased its engineering capabilities and progressed its diversity and inclusion metrics over the last quarter with hiring in key roles.

Tembo

Significant progress in next generation conversion kits

Tembo has made significant engineering progress in relation to its next generation EV conversion kits during the quarter, with the first version of this kit available from December 2022. This has been partly enabled through its partnership with an advanced automotive and engineering technology company in Italy to augment Tembo’s capabilities and accelerate workstreams. This next generation e-LV is a material upgrade on the previous generation 28kWh kit, particularly in terms of range, power, safety and torque, amongst other elements. Importantly, its uncompromising safety-first approach continues to be a priority focus.

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Talent pool increasing and hiring continues

With a significant number of EV companies downsizing their people numbers, Tembo is pleased to be able to continue hiring and has not retrenched anyone. Unlike 6 months ago, there is high quality and experienced talent available on the market. As a consequence, Tembo is taking the opportunity to selectively recruit the best talent in the Netherlands, the United Kingdom, Australia and the United Arab Emirates. It has invested in Engineering, Safety & Testing and Quality. It continues to be open to hiring experienced talent in key markets.

Microfactory feasibility studies completed

Tembo has completed its feasibility assessment of alternative automotive microfactory technologies and solutions and has identified a preferred microfactory model and partner. Detailed capital expenditure budgets have been completed and the process of identifying suitable sites has commenced. In addition, discussions have begun with relevant government departments in key markets with regards to potential government grants and subsidies.

Quality, environmental and safety systems institutionalised

Tembo was awarded the ISO14001 Environmental Management System certification and retained its ISO9001 Quality Management System certification. ISO14001 Environmental Management System is a certification given to companies seeking to manage their environmental responsibilities in a systematic manner. The organisation’s management system must be able to contribute to the environmental pillar of sustainability.

Training and change management programme launched

The Tembo team held its inaugural training sessions at its Eindhoven facility recently with GHH Group, a valued partner and distributor across 50+ countries for Tembo’s conversion kits.

Training and change management are critical success factors to ensure user adoption and safe operations, especially in safety-focussed industries such as mining. Tembo’s training modules are being codified into a curriculum covering not just theory but practical driving, care and maintenance of the vehicles.

Global commitment and order book pipeline growing

In August, Tembo announced a Memorandum of Understanding with a State-Owned Enterprise (SOE) in Jordan to distribute 1,000 Tembo e-LVs. This aligns with Tembo’s strategy to expand its commercial activities and operations in the Middle East, the largest market for Toyota Land Cruisers in the world, and follows the establishment of a local subsidiary for the region in the UAE in October 2021. Discussions are progressing in relation to signing a definitive agreement.

In addition, VivoPower and Tembo are in advanced discussions with counterparties in the EMEA region and Australia for new distribution agreements and direct sales.

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Aevitas

Sale of J.A. Martin Electrical and NDT as part of divesture of non-core business units

On 4 July 2022, VivoPower completed the sale of two non-core business units in Australia, J.A. Martin Electrical (JAM) and NDT, to ARA Group Limited (ARA). ARA is a leading diversified industrial services group based in Australia. VivoPower has retained its fast-growing JAM Solar business, which will become a new standalone division of its existing Australian business arm, Aevitas, and operate alongside Kenshaw Electrical (Kenshaw) in delivering renewable critical power services to customers. The sale of JAM ex-Solar and NDT is in line with VivoPower’s strategy to focus on its core electric vehicle, renewable critical power and sustainable energy solutions business.

Kenshaw achieves environmental accreditation and continues growth in infrastructure segment

During the past quarter, Kenshaw received its ISO14001 Environmental Management Systems certification and achieved re-certification of its ISO9001 Quality Management Systems and ISO45001 Occupational Health and Safety Management Systems accreditations. The recognition of Kenshaw’s work in the environmental management space was especially welcome given VivoPower’s wider commitment to sustainable business practices as part of its B Corp certification.

Further to the accreditation received, Kenshaw also completed its first installation project on the Australian Inland Rail infrastructure project. Inland Rail is the largest rail infrastructure project in Australia’s history. It is a 1,700km freight line that will connect Melbourne and Brisbane, via regional Victoria, New South Wales and Queensland.

Build out of high growth solar business continues, as does work on Edenvale Solar Farm

Following the sale of JAM ex-Solar, JAM’s solar business was incorporated into Kenshaw. However, given the unprecedent pipeline of over 27GW of solar projects being developed across Australia, the decision was made to build out the solar business as a standalone business unit to be known as Aevitas Solar. Aevitas Solar will sit as a peer to Kenshaw within the Australia-based Aevitas group. It is anticipated the business will re-launch in the second quarter of fiscal year 2023 with key operational staff already appointed and work on recruitment of leadership underway.

In the meantime, works continue on the 204MWdc Edenvale Solar Farm near Chinchilla in Queensland. Although works have been hampered by poor weather conditions and well publicised skills shortages in the Australian labour market (particularly in the area of renewables), completion of the project is expected to take place in the second quarter of fiscal year 2023.

Caret

Inflation Reduction Act represents a significant positive

VivoPower considers that the signing of the Inflation Reduction Act (IR Act) in the United States in September is a positive development for Caret. Its overall strategy to exit the solar development business in the United States remains unchanged and it believes that the introduction of the IR Act will renew interest in its solar operations. VivoPower remains actively engaged in exploring a spin-off or other exit strategies for its solar projects.

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Power 2X and engaging with digital asset mining hosting companies continues

VivoPower’s Power2X strategy also remains unchanged and it continues to explore partnership opportunities in data infrastructure and digital asset mining, including off-grid opportunities, as the industry transitions to renewables and increasingly values the strategic advantage of vertically integrated power and reliable low-cost electricity. Whilst digital asset prices have declined, capex costs including rig prices have also declined and digital asset mining remains a high margin Power2X application.

Corporate, Governance, Impact, and Diversity

Digital transformation and shared services reducing overheads

VivoPower continues along the path of digitally transforming and automating as many parts of the Group as possible, with specific emphasis having been on middle office functions including legal, accounting and finance (including forecasting).

With the implementation of its Enterprise Resource Planning (ERP) system, VivoPower has established a shared services group based in the Philippines to support all of its financing activities. Additionally, it has implemented a shared services model for its human resources activities, also in the Philippines, to provide it with close to 24-hour coverage.

Governance and impact commitment reaffirmed with B Corp Best for the World recognition

As a B Corporation and a public company listed on NASDAQ and operating under the rules of the SEC and the UK Companies Act, VivoPower is extremely focused on maintaining the highest standards of environmental, social, and governance (ESG) principles.

In the past quarter, following its B Corp certification renewal in Q3 FY22, B Lab United Kingdom has recognised the company as one of the Best for the World (BFTW) for Governance in 2022. The BFTW is given to organisations with a verified score in the top 10% of all Certified B Corporations on the B Impact Assessment. B Lab uses the assessment to certify B Corps and measure the impact of its global portfolio. VivoPower was named one of the best B Corps for Governance. The Company’s score for the category was among the highest during this year’s B Impact Assessment. In this regard, it remains focused on implementing impact and climate-related disclosures.

VivoPower remains steadfast in its commitment to delivering a triple bottom line of People, Planet and Profit over the long term.

Diversity and inclusion metrics improving

A key area of focus for the leadership team remains improving the diversity of its team across all aspects of VivoPower’s business. In this regard, VivoPower has made some hires in key roles that have increased the diversity and inclusion metrics of the Group.

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Other Updates

VivoPower has scheduled the following events in the upcoming months:

Annual General Meeting of Shareholders 2022	10 November 2022
Half-year Results for Six Months Ended December 31, 2022	24 February 2023

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About VivoPower

VivoPower is a sustainable energy solutions company focussed on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology, and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the Philippines, the United Kingdom, the United States, and the United Arab Emirates.

Disclaimer

This document contains "forward-looking statements" relating to VivoPower International PLC (“VivoPower”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “forecast,” “intends,” and “continue” or similar words. Forward-looking statements may include for example statements about future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell, or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of renewable energy; (d) global economic, financial, or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully expand our EV and SES offerings and gain market acceptance of our offerings; and (g) other risks discussed in filings we make with the Securities and Exchange Commission (SEC) from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this document, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this document. All forward-looking statements in this document are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

1.

Based on independent legal advice, unaudited quarterly profitability and balance sheet figures cannot be provided at this stage, taking into consideration VivoPower’s status as a foreign private issuer and a UK PLC entity.

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